SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   09 May 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 09 May 2007
              re: AGM Statement






57/07     9 May 2007

LLOYDS TSB Group annual general meeting statement

Lloyds TSB is holding its annual general meeting in Glasgow today (9 May 2007).

During 2006 the Group made considerable progress in the delivery of its organic growth strategy and in the development of its customer franchises. This resulted in good levels of sales growth throughout the organisation, positioning the Group to deliver stronger future revenue growth. The Group's focus on continuous productivity improvement, whilst continuing to invest in further business growth, was maintained. As a result, revenue growth was well ahead of cost growth. Overall asset quality remained satisfactory.

The following is an extract from the statement made by Eric Daniels, Group Chief
Executive:

"In 2006, we delivered a good financial performance with strong trading momentum across all three divisions, whilst continuing to build our customer franchises to support future earnings growth. We operate a lower risk business model that delivers higher quality earnings based on the strength of our customer relationships and, as a result, we are well positioned to deliver sustainable revenue and earnings growth.

In the first few months of 2007, we have continued to make strong progress across the Group and are confident that we will deliver another good trading performance for the half-year. We will continue to extend the reach and depth of our customer relationships whilst improving productivity and efficiency in 2007 and beyond. By doing so, we believe that we can deliver sustained double-digit economic profit growth over time."


For further information:-

Investor Relations
Michael Oliver     +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Sarah Pollard
Senior Manager, Investor Relations
E-mail: sarah.pollard@ltsb-finance.co.uk     +44 (0) 20 7356 1571

Media
Mary Walsh     +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  09 May 2007